                                               -----------------------------
                                                      OMB APPROVAL
                                               -----------------------------
                                               OMB Number: 3235-0058
                                               -----------------------------
                                               Expires: January 31, 2002
                                               -----------------------------
                                               Estimated average burden
                                               hours per response. . .2.50
                                               -----------------------------

                                           -------------------------------------
                                           SEC FILE NUMBER 000-29793
                                           -------------------------------------
                                           CUSIP NUMBER 68400F 10 9
                                           -------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):   [ ]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K
               [X]  Form 10-Q   [ ]  Form N-SAR

For Period Ended: March 31, 2002

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________


--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
--------------------------------------------------------------------------------
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


-----------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

Artemis International Solutions Corporation

--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

4041 MacArthur Boulevard
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Newport Beach, CA 92660
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    x filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable. NOT APPLICABLE.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

During the year ended December 31, 2001, the Registrant completed a reverse acquisition with a non-reporting private entity with significant international operations. The short time between the April 16, 2002 completion and filing of the Company's 2001 consolidated financial statements and the May 15, 2002 deadline for filing its first Quarterly Report on Form 10-Q was insufficient to complete the required consolidated financial statements and related disclosures.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Peter Schwartz (212) 651-1731

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes  [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the first quarter of 2001, the Registrant reported revenue and a net loss were $17.5 million and $4.8 million, respectively. Estimated first quarter 2002 revenue and net loss are approximately $16 million and $2 million, respectively. Revenues decreased primarily because of lower software licensing activity in the current quarter, while the lower net loss is a function of decreased amortization of goodwill and intangible assets.

     ----------------------------------------------------------------------
                   Artemis International Solutions Corporation

              -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2002           By    /s/  Peter Schwartz
                               ----------------------------------------
                                    Peter Schwartz, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
       INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------